[Letterhead of Mallinckrodt plc]

May 8, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Buchmiller, Laura Crotty

Re:	Mallinckrodt plc Registration Statement on Form S-4 File No. 333-286694 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-286694) initially filed by Mallinckrodt plc (the “Company”) with the U.S. Securities and Exchange Commission on April 23, 2025, as amended on May 6, 2025 and May 8, 2025 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:30 p.m., Eastern time, on May 8, 2025, or as soon as practicable thereafter, pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz at (212) 403-1005 or VGoldfeld@wlrk.com. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

Sincerely yours,

Mallinckrodt plc

/s/ Mark Tyndall
Name:	Mark Tyndall
Title:	Executive Vice President and Chief Legal Officer & Corporate Secretary

cc:

Adam Emmerich, Wachtell, Lipton, Rosen & Katz
Victor Goldfeld, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz
Matthew Maletta, Endo, Inc.
Michael Kaplan, Davis Polk & Wardwell LLP
Michael Davis, Davis Polk & Wardwell LLP